Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Hancock Jaffe Laboratories Inc. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, of our report dated March 18, 2020, except for Note 15 which is dated December 18, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Hancock Jaffe Laboratories, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 appearing in the Annual Report on Form 10-K of Hancock Jaffe Laboratories, Inc. for the year ended December 31, 2019.

/s/ Marcum llp
Marcum llp
New York, NY
February 8, 2021